Exhibit 99.2

CELLECTIS - GENERAL ASSEMBLY - 06/01/2021

VOTE RESULTS

Ordinary Resolutions

Nb	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
1	Approval of the annual financial statements for the financial year ended December 31, 2020
	1	Carried	35 281 035	99,96%	15 553	0,04%	25 391	-	35 296 588	30 356 818	66,775%	0	0	66,775%
2	Approval of the consolidated financial statements for the financial year ended December 31, 2020
	2	Carried	35 281 495	99,96%	15 578	0,04%	24 906	-	35 297 073	30 356 818	66,775%	0	0	66,775%
3	Earnings allocation for the financial year ended December 31, 2020
	3	Carried	35 295 190	99,96%	15 583	0,04%	11 206	-	35 310 773	30 356 818	66,775%	0	0	66,775%
4	Review of the agreements referred to in articles L. 225-38 et seq. of the French commercial code
	4	Carried	26 203 010	76,78%	7 923 390	23,22%	1 195 579	-	34 126 400	30 356 818	66,775%	0	0	66,775%
5	Setting of the amount of the total compensation to be granted to the non-executive directors
	5	Carried	33 716 812	95,52%	1 579 674	4,48%	25 493	-	35 296 486	30 356 818	66,775%	0	0	66,775%
6	Renewal of the appointment of Mr. André Choulika as a member of the board of directors
	6	Carried	35 093 550	99,39%	215 208	0,61%	13 221	-	35 308 758	30 356 818	66,775%	0	0	66,775%

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CELLECTIS - GENERAL ASSEMBLY - 06/01/2021

VOTE RESULTS

Ordinary Resolutions

Nb	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
7	Renewal of the appointment of Mr. David Sourdive as a member of the board of directors
	7	Carried	31 577 482	89,43%	3 733 201	10,57%	11 296	-	35 310 683	30 356 818	66,775%	0	0	66,775%
8	Renewal of the appointment of Mr. Alain-Paul Godard as a member of the board of directors
	8	Carried	29 959 967	84,86%	5 345 193	15,14%	16 819	-	35 305 160	30 356 818	66,775%	0	0	66,775%
9	Authorization to be granted to the board of directors to buy back Company shares
	9	Carried	34 666 724	98,22%	627 789	1,78%	27 466	-	35 294 513	30 356 818	66,775%	0	0	66,775%

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CELLECTIS - GENERAL ASSEMBLY - 06/01/2021

VOTE RESULTS

Extraordinary Resolutions

Nb	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
10	Authorization to be granted to the board of directors to reduce the Company’s share capital by cancelling shares in the context of the authorization granted to the board of directors to buy back Company shares
	10	Carried	35 110 715	99,44%	196 612	0,56%	14 652	-	35 307 327	30 356 818	66,775%	0	0	66,775%
11	Delegation of authority to be granted to the board of directors to increase the share capital by issuing ordinary shares or any securities, with cancellation of the shareholders’ preferential subscription rights, in favor of a category of persons meeting specified characteristics (investors having experience in the health or biotechnology sector)
	11	Carried	33 442 685	94,72%	1 863 854	5,28%	15 440	-	35 306 539	30 356 818	66,775%	0	0	66,775%
12	Delegation of authority to be granted to the board of directors to increase the share capital by issuing ordinary shares or any securities, with cancellation of the shareholders’ preferential subscription rights, in favor of a category of persons meeting specified characteristics (credit institution, investment services provider or syndicate member guaranteeing the completion of the considered issuance)
	12	Carried	33 288 554	94,28%	2 018 685	5,72%	14 740	-	35 307 239	30 356 818	66,775%	0	0	66,775%
13	Delegation of authority to be granted to the board of directors to increase the share capital by issuing ordinary shares or any securities, with cancellation of the shareholders’ preferential subscription rights, in favor of a category of persons meeting specified characteristics (industrial companies, institutions or entities active in the health or biotechnology sector)
	13	Carried	33 288 388	94,29%	2 016 751	5,71%	16 840	-	35 305 139	30 356 818	66,775%	0	0	66,775%
14	Delegation of authority to be granted to the board of directors to increase the share capital by issuing ordinary shares or any securities, with cancellation of the shareholders’ preferential subscription rights, in favor of a category of persons meeting specified characteristics, in the context of equity or bond financing
	14	Carried	33 289 282	94,29%	2 015 192	5,71%	17 505	-	35 304 474	30 356 818	66,775%	0	0	66,775%
15	Delegation of authority to be granted to the board of directors to increase the share capital immediately or in the future by issuing ordinary shares or any securities giving access to the share capital, while preserving the shareholders’ preferential subscription rights
	15	Carried	34 759 812	98,45%	547 863	1,55%	14 304	-	35 307 675	30 356 818	66,775%	0	0	66,775%

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CELLECTIS - GENERAL ASSEMBLY - 06/01/2021

VOTE RESULTS

Extraordinary Resolutions

Nb	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
16	Delegation of authority to be granted to the board of directors to increase the share capital immediately or in the future by issuing ordinary shares or any securities giving access to the share capital, with cancellation of the shareholders’ preferential subscription rights, through a public offer (excluding offers referred to in paragraph 1° of article L. 411-2 of the French monetary and financial code)
	16	Carried	33 424 837	94,67%	1 882 662	5,33%	14 480	-	35 307 499	30 356 818	66,775%	0	0	66,775%
17	Delegation of authority to be granted to the board of directors to increase the share capital by issuing ordinary shares or any securities, with cancellation of the shareholders’ preferential subscription rights, through an offer referred to in paragraph 1° of article L. 411-2 of the French monetary and financial code
	17	Carried	33 443 757	94,72%	1 863 017	5,28%	15 205	-	35 306 774	30 356 818	66,775%	0	0	66,775%
18	Delegation to be granted to the board of directors in order to increase the number of securities to be issued as a result of a share capital increase with or without preferential subscription rights performed pursuant to the aforementioned delegations
	18	Carried	33 444 799	94,73%	1 860 865	5,27%	16 315	-	35 305 664	30 356 818	66,775%	0	0	66,775%
19	Overall limitations to the amount of the share capital increases that could be completed pursuant to the aforementioned delegations
	19	Carried	33 944 832	96,15%	1 360 937	3,85%	16 210	-	35 305 769	30 356 818	66,775%	0	0	66,775%
20	Delegation of authority to be granted to the board of directors to increase the share capital by way of incorporation of premiums, reserves, profits or others
	20	Carried	34 989 770	99,10%	318 009	0,90%	14 200	-	35 307 779	30 356 818	66,775%	0	0	66,775%
21	Authorization to be granted to the board of directors to grant options to subscribe or purchase ordinary shares of Company shares, entailing a waiver by the shareholders of their preferential subscription rights
	21	Carried	34 122 189	96,64%	1 184 888	3,36%	14 902	-	35 307 077	30 356 818	66,775%	0	0	66,775%

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CELLECTIS - GENERAL ASSEMBLY - 06/01/2021

VOTE RESULTS

Extraordinary Resolutions

Nb	Resolution	Result	For		Against		Vote withhold		Total votes	Shares represented by the votes cast	Percentage of the share capital represented by the votes cast	Out of vote voting rights	Null voting rights	Quorum
			Votes	%	Votes	%	Votes	%
22	Authorization to be granted to the board of directors to grant free shares of the Company to employees and/or corporate officers of the Company and of its subsidiaries, entailing a waiver by the shareholders of their preferential subscription rights
	22	Carried	34 142 435	96,70%	1 164 532	3,30%	15 012	-	35 306 967	30 356 818	66,775%	0	0	66,775%
23	Overall limitations to the amount of the share capital increases that could be completed pursuant to the above authorizations and delegations
	23	Carried	35 273 594	99,91%	31 975	0,09%	16 410	-	35 305 569	30 356 818	66,775%	0	0	66,775%
24	Amendment of Article 18 of the by-laws relating to shareholders meetings (clarification of voting procedures)
	24	Carried	35 288 924	99,95%	17 663	0,05%	15 392	-	35 306 587	30 356 818	66,775%	0	0	66,775%
25	Delegation to be granted to the board of directors to increase the Company’s share capital for the benefit of employees who are members of a company savings plan(s) (plan d’épargne d’entreprise) implemented pursuant to articles L. 3332-1 and following of the French labor code
	25	Rejected	11 192 589	31,71%	24 105 651	68,29%	23 739	-	35 298 240	30 356 818	66,775%	0	0	66,775%

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